Exhibit 12

STEWART ENTERPRISES, INC.
AND SUBSIDIARIES

Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)
(Unaudited)

	Years Ended October 31,								Six Months Ended April 30,

	1996	1997		1998		1999		2000	2001

Earnings from operations
before income taxes	$82,075	$106,477	(1)	$64,964	(2)	$142,551	(3)	$105,187	$52,635	(4)
Fixed charges:
Interest charges	26,051	38,031		44,107		55,543		62,748	29,787
Interest portion of lease expense	1,522	2,181		2,814		2,859		3,379	1,421

Total fixed charges	27,573	40,212		46,921		58,402		66,127	31,208

Earnings from operations before
income taxes and fixed charges, less
interest capitalized	$109,648	$146,689	(1)	$111,599	(2)	$200,118	(3)	$169,960	$83,477	(4)

Ratio of earnings to fixed charges	3.98	3.65	(1)	2.38	(2)	3.43	(3)	2.57	2.67	(4)

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(1)    Excludes cumulative effect of change in accounting principles of $2,324 (net of a $2,230 income tax benefit).

 (2)     Includes a nonrecurring, noncash charge of $76,762 recorded in connection with the vesting of the Company's performance- based stock options.

(3)     Excludes cumulative effect of change in accounting principle of $50,101 (net of a $28,798 income tax benefit).

(4)     Excludes cumulative effect of change in accounting principles of $250,004 (net of a $166,669 income tax benefit).

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During the periods presented the Company had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.